September 27, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Mr. Howard Efron
Ms. Kristina Marrone
Mr. Ronald E. Alper
Mr. James Lopez

Re:	Bear Village, Inc.
Response to SEC Comments
Amendment No. 10 to Offering Statement on Form 1-A
File No. 024-11359

Dear Ladies and Gentlemen:

Bear Village, Inc. has filed Amendment No. 10 to its Offering Statement on Form 1-A on September 27, 2021 in response to your verbal comments. The purpose of this letter is to assist you in your review and confirm that the Company’s responses are satisfactory.

The verbal comments from Amendment 9 and the Bear Village responses with locations within the filing document are presented below:

1.	We note that attachments include “test the water” materials which are to be supplied via amendment. When do you plan on submitting the materials?

 Response:

Bear Village, Inc. did not create, disseminate, or promote the offering as part of a “test the waters” program. Therefore, no materials exist to be supplied. On Page 14 of the Offering Circular Bear Village added a note to the Investors’ Tender of Funds which states “AT THIS TIME NO “TEST THE WATER” PRESENTATIONS HAVE BEEN MADE, NO PROSPECTIVE INVESTIONS HAVE SUBMITTED INDICATIONS OF INTEREST AND NO PRESENTATION MATERIALS ARE AVAILABLE.” In Part III (Page III-1), Index to Exhibits Bear Village modified the footnote 13.1 to state that “No ‘Test the Waters’ presentations were made and no ‘Test the Waters’ materials were prepared.”

We feel this clarifies the situation and explains the lack of material.

2.       As part of Amendment 9 Bear Village provided disclosure as to the return of funds from the Escrow Account should the Company not reach the Minimum Offering Amount. Bear Village did not supply a statement concerning the return of deposits from subscribers with or without interest?

Response:

Bear Village, Inc. has modified the disclosure statement on Page 14 to be consistent with the Subscription Agreement in that “funds shall be returned with no interest paid.”

We believe these modifications meet the requirements of Rule 10b-9 and Rule 15c2-4 of the Securities Exchange Act of 1934.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer